Exhibit 4.6
July 29, 2009
Bill O’Dowd; CEO, Dolphin Digital Media, Inc.
804 Douglas Rd., Suite 365, Executive Tower Building
Coral Gables, FL 33134
REF: Conversion and Exercise price re-set
Dear Bill,
This letter, once executed, serves as an agreement between T Squared Investment LLC (“TSP”) and Dolphin Digital Media, Inc. (the “Company”) whereby the Company agrees to immediately reduce and reset the following conversion prices of securities held by TSP:
1.
The conversion price to common stock within the Preferred Stock Purchase Agreement dated October 4, 2007, and the additional investment right dated November 7, 2007 shall both be set to $0.30 per share. All other terms of the Preferred Stock Purchase Agreement shall remain the same; plus

2.	The conversion price on the $200,000 convertible note dated January 6, 2009 shall be set to $0.30 per share. All other terms of the convertible note shall remain the same; plus
3.	The exercise prices of Warrants “A”, “B”, and “C”, all dated October 4, 2007 shall be set to $0.30 per share. All other terms of the Warrants remain the same.
In addition, the Company immediately agrees to cause to be issue to T Squared Investments LLC a new warrant to purchase up to 231,000 common shares in the Company for a period of Five (5) years from the date of this letter. Such warrant will have an exercise price of $0.0001 per share and contain a cashless exercise provision, as further detailed in the attached Warrant “D” Agreement.
In addition, the Directors of the Company agree to invest, either personally or through family and close friends, a minimum of $200,000 into the Company under the terms of the subscription agreement at $0.39 per share (plus half-warrant at an exercise price of $0.80 per share), as more fully described within the subscription agreement. Such investment shall be made within 60 days of the date of this letter or the conversion and exercise prices described in points 1, 2, and 3 above reduce to $0.20 per share, and TSP reserves the right to request proof of such minimum subscription received by the Company.
Please indicate your acknowledgement of this letter and agreement of the above-mentioned terms by signing below.
Please call us if you have any questions.
Sincerely,
T Squared Investments LLC
By: T Squared Capital LLC, Managing Member
By:

/s/ Thomas Sauve
By: Thomas Sauve, Managing Member
Dolphin Digital Media, Inc.
By:

/s/ Bill O’Dowd By: Bill O’Dowd, CEO
T Squared Partners LLC • 1325 Sixth Avenue, Floor 28 • New York, NY 10019 • Tel: (212) 763-8615 •
Fax: (212) 671-1403